UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒                Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐                No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐                No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Announcement of Declaration of Dividend

On September 25, 2017, Atento S.A. (“Atento” or the “Company”) announced a new dividend policy pursuant to which the Board of Directors approved a dividend policy for the Company with a goal of paying annual cash dividends. On October 31, 2017, our Board of Directors declared a cash dividend with respect to our ordinary shares of $0.34 per share which will be paid on November 28, 2017 to shareholders of record as of the close of business on November 10, 2017. Future cash dividends, if any, will be at the discretion of the Board of Directors and can be changed or discontinued at any time. The declaration and payment of any future dividends (including the amount of the cash dividend, the record date and date of payment) will be subject to approval of Atento’s corporate bodies and will be determined based upon, amongst other things, Atento’s performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements and liquidity factors.

Press Release

On October 31, 2017, Atento issued a press release announcing the cash dividend, the text of which is set forth as Exhibit 99.1.

Exhibits.

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A. (Registrant)

By:	/s/ Mauricio Montilha
Mauricio Montilha
Chief Financial Officer

Date: October 31, 2017

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release, dated October 31, 2017.

Exhibit 99.2	Letter to Shareholders.